FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	BBVA, Generali and Diego Della Valle have reached a shareholders agreement within BNL

Banco Bilbao Vizcaya Argentaria, S.A.(BBVA) communicates that it has reached an agreement with both Assicurazioni Generali S.p.A. and Dorint Holding S.A., who are also shareholders of the Italian company Banca Nazionale del Lavoro, BNL, in order to regulate the exercise of the voting rights in the corporate bodies of the entity. The agreement, which contents will be disclosed as provided under Italian law, will come into effect as of May 5, 2004, subject to the approvals that may be necessary.

BBVA owns 326,194,949 shares of BNL, representing 14.9%, Assicurazioni Generali S.p.A owns 186,084,367 shares, representing 8.5% and Dorint Holsding, S.A. owns 109,400,000 shares, representing 4.997%.

A press release on the agreement reached is attached.

Press release

BBVA, Generali and Diego Della Valle have reached a shareholders agreement within BNL

BBVA, Assicurazioni Generali and Dorint Holding (a company owned by the business man Diego Della Valle) have announced today the execution of a shareholders agreement within Banca Nazionale del Lavoro (BNL) which intends to contribute to the stability of the Italian banking entity in the long term.

Under the agreement, the three parties will contribute to it their stake in BNL. The present position of BBVA in the Italian bank is approximately of 14.90% of the share capital, which means he is the mayor shareholder in the agreement announced today as well as in the bank itself. Generali owns approximately 8.50% and Della Valle 4.99%. The parties to the shareholders agreement will control altogether approximately 28.39% of the share capital of the bank.

The agreement foresees the creation of a Shareholders Committee, chaired by the actual president of BNL, Luigi Abete. In such Committee BBVA will have 4 votes, Generali two, and Della Valle and the chairman of the Committee one vote each.

The agreement also provides that in the next renovation of the board of Directors of BNL – expected to take place in April 2005 - the parties to the agreement will jointly present one same list which will include fifteen candidates to the board, two more than the actual board. According to the agreement, the three shareholders thereby secure their actual position in the board.

Finally, the parties make a commitment to maintain their present stakes in BNL, giving each other a pre-emption right for the duration of the agreement which, under Italian law may not exceed 36 months as of the appointment of its Shareholders Committee, foreseen to occur in May 2004.

A bet for stability

This agreement will strengthen BBVA position in BNL, where it has been a strategic shareholder since 1998, when BNL was privatised.

BBVA has contributed in a decisive manner to the development, evolution and growth of BNL, one of the principal institutions of the Italian financial system, since it first sat in its Board of Directors, where it presently has four representatives.

Last year BNL launched a new strategic plan, with a greater focus on domestic and business markets with a clear objective to increase significantly the profitability of the company.

As part of this plan, BBVA and BNL will launch in 2004 ADVERA, a joint venture to develop the consumer finance business in Italy, with both entities holding 50% of the share capital.

The new strategy followed by BNL has begun to show results. Indeed in 2003 the bank obtained a net profit of 141 million €, which translates into an increase of 55% on the results of the previous year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 29th 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.